January 6, 2016

Via Edgar

Mr. Larry Spirgel

Ms. Celeste Murphy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Response Dated December 18, 2015
File No. 001-13718

Dear Mr. Spirgel and Ms. Murphy:

Set forth below is the response of MDC Partners Inc. (the “Company”) to the most recent letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff,” “Commission,” or “SEC”), which was set forth in your letter dated December 18, 2015 regarding the Company’s above-referenced filing.

*	*	*	*	*

Goodwill and Indefinite-Lived Intangible, pages 50-51

1.	We note your response to comment 1 and your statement that you “adjust for risk in the estimates of future cash flows of each reporting unit” by “incorporating a spectrum of possible cash flows of each reporting unit from a market participant perspective.” Please clarify your policy disclosures to reflect this response and include the following:

•	on page 34, state that the expected cash flows used in the DCF analysis are based on the Company’s most recent budget and forecasted growth rates adjusted by a cash risk premium from a market participant perspective;

•	and on page 51, disclose your methodology for determining the cash risk premium applicable to each reporting unit for the purpose of determining your risk-adjusted expected cash flows.

The Company confirms that it will update its policy disclosures in future filings to clarify its application of the DCF method used for goodwill impairment testing, including the adjustment for risk associated with each reporting unit.

*	*	*	*	*

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
William Mastrianna, Attorney-Advisor
Securities and Exchange Commission
Scott Kauffman, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Christine LaPlaca, SVP Accounting and Financial Reporting
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)
Robert Trinchetto, BDO USA, LLP

2